United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) #33,300,019,766
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On August 26, 2010, at 10:30 am, Messrs. Renato da Cruz Gomes — Chairman of the meeting, Jorge Luiz Pacheco, José Ricardo Sasseron, Sandro Kohler Marcondes and José Mauro Mettrau Carneiro da Cunha, directors and Mr. Wanderlei Viçoso Fagundes, alternate, met at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “APPOINTMENT OF EXECUTIVE OFFICER AND INVESTOR RELATIONS ASSIGNMENT— Considering that Mr. Fabio de Oliveira Barbosa, Chief Financial and Investor Relations Officer, presented a dismissal request, the Board of Directors resolved, upon the Chief Executive Officer nomination under §1º of article 26 of the By-Laws, to appoint Mr. Guilherme Perboyre Cavalcanti as Vale’s Chief Financial Officer. The Executive Officer appointed herein, whose term shall last until the May 21, 2011, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976). Furthermore, pursuant to article 14, III of the By-laws, the Board of Directors resolved to assign the attributions of Investor Relations to the new Executive Officer Mr. Guilherme Perboyre Cavalcanti.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, August 26, 2010.
Fábio Eduardo de Pieri Spina
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: August 26, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations